SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                             Commission File Number 000-17288
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                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR

|_| Form 10KSB

               For Period Ended: December 31, 1999

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:
                                               ---------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

                             The Netplex Group, Inc.
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                            Full Name of Registrant


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                           Former Name if Applicable

                            1800 Robert Fulton Drive
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           Address of Principal Executive Office (Street and Number)

                           Reston, Virginia 20191-1110
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                            City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) |X| Yes |_| No

|X| | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
|X| | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on
    |     or before the 15th calendar day following the prescribed due date; or
    |     the subject quarterly report or transition report on Form 10-Q, or
    |     portion thereof will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
|_| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Netplex Group, Inc. (the "Company") is unable to file its Form 10-K for the fiscal year ended December 31, 1999, without unreasonable effort or expense, before the filing deadline due to a backlog in processing at its EDGARization provider. The Company anticipates filing its Form 10K within 15 days of the prescribed due date.


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

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Robert M. Skelton                            (703)         716-4777
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             The Netplex Group, Inc.
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                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date March 31, 2000               By /s/ Robert M. Skelton
     ----------------------          -------------------------------------------
                                         Robert M. Skelton

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)


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

Securities and Exchange Commission
Form 12b-25
Commission File No. 000-17288
Notification of Late Filing
Attachment for Part IV (3) Change in Results of Operations

      The Company anticipates a significant change in results of operations for fiscal 1999 as compared to fiscal 1998. The earnings statement to be included in the Company's Form 10-K for the fiscal year ended December 31, 1999, will include the following significant changes as set forth in its press release dated March 28, 2000:

"The Netplex Group, Inc. (Nasdaq: NTPL) today announced results for its fourth quarter ended December 31, 1999. The Company reported revenue of $22.1 million compared to $18.0 million for the fourth quarter of 1998. Revenue for the Company's e-Solutions group totaled $12 million (including inter-company e-consulting services provided to Contractor's Resources of $568,000), a thirty-four percent increase over the previous year's fourth quarter level of $9.0 million. The Company also reported a loss for the fourth quarter of $6.2 million, which includes a $2.9 million charge for write-downs of intangible and other assets related to prior acquisitions; a $1.1 million investment in infrastructure development within its Contractor's Resources subsidiary; and other one-time charges and adjustments totaling $906,000. This compares with a net profit of $89,000 for the same period in 1998. Excluding these items, and before interest, taxes, depreciation and amortization (EBITDA), the loss for the current fourth quarter was $238,000 compared to an EBITDA of $593,000 for the same period in the previous year.

For the full year, the Company reported revenue of $87.8 million, an increase of 43% over the previous year level of $61.3 million. Revenue from Netplex's e-Solutions business increased 86 percent, reaching $49.2 million. The Company's Contractor's Resources subsidiary reported gross revenue of $38.6 million compared to $34.9 million for the same period in 1998."


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